UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gevo, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

374396109

(CUSIP Number)

Vinod Khosla

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

with a copy to:

John Demeter

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 0
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 0
(11)	Aggregate amount beneficially owned by each reporting person. 0 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 0.0% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 74,075
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 74,075
(11)	Aggregate amount beneficially owned by each reporting person. 74,075 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). Less than 1% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures Associates I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 0
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 0
(11)	Aggregate amount beneficially owned by each reporting person. 0 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 0.0% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 74,075
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 74,075
(11)	Aggregate amount beneficially owned by each reporting person. 74,075 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). Less than 1% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 79,218
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 79,218
(11)	Aggregate amount beneficially owned by each reporting person. 79,218 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). Less than 1% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons KFT Trust, Vinod Khosla as Trustee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 148,150
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 148,150
(11)	Aggregate amount beneficially owned by each reporting person 148,150 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Less than 1% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 227,368
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 227,368
(11)	Aggregate amount beneficially owned by each reporting person. 227,368 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). Less than 1% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

13D

CUSIP No. 374396109

Note to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “common stock”) of Gevo, Inc., a Delaware corporation (the “Company,” or “Issuer”), and amends the Schedule 13D filed on February 14, 2012 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on December 17, 2013 (“Amendment No. 1,” together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) filed by Khosla Ventures I, L.P. (“KV I”), Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates I, LLC (“KVA I”), Khosla Ventures Associates III, LLC (“KVA III”), VK Services, LLC (“VK Services”), KFT Trust, Vinod Khosla as Trustee (“KFT”), and Vinod Khosla (“Khosla”). Each of KV I, KV III, KVA I, KVA III, VK Services, KFT and Khosla are referred to herein as a “Reporting Person” and collectively, the “Reporting Persons.”

This Amendment No. 2 amends Item 3, Item 4, Item 5 and Item 6 as set forth below. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth in this Amendment No. 2, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following two new paragraphs at the end of Item 3:

Effective April 20, 2015, the Issuer effected a one-for-fifteen reverse split of its common stock. As a result of such reverse split, the 1,111,111 in warrants held by each of KV III and KFT were reduced to 74,075 in warrants held by each of KV III and KFT (the “Warrants”).

Commencing June 8, 2016 and ending June 9, 2016, KV I sold 331,129 shares of common stock and KV III sold 209,545 shares of common stock in open market transactions at prevailing market prices for gross proceeds of $482,437.56 (collectively, the “Share Sales”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except in connection with the Share Sales described above in Item 3 of this Amendment No. 2, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to change plans and take any and all actions that they may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by them, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by them in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Persons may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

13D

CUSIP No. 374396109

(a) and (b) The beneficial ownership of each Reporting Person as of the filing date of this Amendment No. 2 is reflected on that Reporting Person’s cover page. Please see Attachment A for additional information.

(c) Except for the Share Sales described above in Item 3 of this Amendment No. 2, there were no transactions effected by the Reporting Persons in the common stock within the past sixty (60) days.

(d) Not applicable

(e) As of the completion of the Shares Sales on June 9, 2016, the Reporting Persons had ceased to be the beneficial owners of more than 5% of the common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end of the “Warrants to Purchase Common Stock” section:

Effective April 20, 2015, the Issuer effected a one-for-fifteen reverse split of its common stock. As a result of such reverse split, the 1,111,111 in warrants held by each of KV III and KFT were reduced to 74,075 in Warrants held by each of KV III and KFT.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement.

99.2	Fifth Amended and Restated Investors’ Rights Agreement, dated March 26, 2011, among the Issuer, the California Institute of Technology and certain of the Issuer’s investors listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-168792), filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010).

99.3	Common Stock Unit Warrant Agreement, dated December 16, 2013, by and between the Issuer and the American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on December 16, 2013).

13D

CUSIP No. 374396109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla		Date: June 16, 2016
Vinod Khosla

KFT TRUST, VINOD KHOSLA, TRUSTEE

By:	/s/ Vinod Khosla	Date: June 16, 2016
Vinod Khosla
Trustee

VK SERVICES, LLC

By:	/s/ Vinod Khosla	Date: June 16, 2016
Vinod Khosla, Manager

KHOSLA VENTURES ASSOCIATES I, LLC

By:	/s/ Vinod Khosla	Date: June 16, 2016
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla	Date: June 16, 2016
Vinod Khosla, Managing Member

KHOSLA VENTURES I, L.P.

By:	Khosla Ventures Associates I, LLC, a Delaware limited liability company and general partner of Khosla Ventures I, LP

By:	/s/ Vinod Khosla	Date: June 16, 2016
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla	Date: June 16, 2016
Vinod Khosla, Managing Member

13D

CUSIP No. 374396109

ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA I and KVA III. KVA I and KVA III are the general partners of KV I and KV III, respectively. Each of KVA I, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV I and KV III, and each of KVA I, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased by KV III and KFT in connection with a public offering by the Issuer. Mr. Khosla, as a trustee and beneficiary of KFT, may be deemed to have indirect beneficial ownership of such securities. The Reporting Persons other than Mr. Khosla have no voting or investment control over the securities beneficially owned by KFT.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.